AMEX:ROY	NR 07-20
TSX:IRC	November 14, 2007

INTERNATIONAL ROYALTY CORPORATION
REPORTS THIRD QUARTER RESULTS

DENVER, COLORADO – November 14, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company") today reported its third quarter 2007 financial results. All figures are in United States dollars unless noted otherwise.

Financial Highlights

  Royalty revenues in the third quarter of 2007 increased for the eighth consecutive quarter to $13.7 million, a 66% increase over the third quarter of 2006.
  Earnings from operations of $5.4 million for the quarter doubled the results of the same quarter in 2006.
  Cash flow from operations was a record $7.5 million during the quarter and $19.1 million year to date.
  Payable production from the Voisey’s Bay royalty reached new highs of 37.5 million pounds of nickel, 29.6 million pounds of copper and 1.7 million pounds of cobalt in concentrate for the quarter.

Summary of Financial Information (unaudited):

	Three Months Ended		Nine Months Ended
($ thousands, except per share data)	September 30,		September 30,
	2007	2006	2007	2006
Statement of Operations
Royalty revenues	$13,738	$8,357	$37,123	$10,819
Earnings from operations	5,415	2,659	15,258	624
Earnings (loss) before income taxes	2,847	2,108	9,707	(1,069)
Net earnings	1,413	1,506	5,958	8,723
Basic earnings per share:
Earnings (loss) before income taxes	$0.04	$0.04	$0.15	$(0.02)
Net earnings	$0.02	$0.03	$0.09	$0.15
Diluted earnings per share:
Earnings (loss) before income taxes	$0.04	$0.04	$0.14	$(0.02)
Net earnings	$0.02	$0.03	$0.09	$0.09
Statement of Cash Flows
Cash provided from (used in)
operating activities	$7,527	$(74)	$19,135	$(1,748)

Payable production and revenues on the Company’s royalties and average metal prices received were as follows:

Production and revenue (unaudited)
			Total Payable Metal Production (1)
			Quarter Ended		Nine Months Ended
			September 30,		September 30,
Mine	Commodity	Royalty	2007	2006	2007	2006

Williams	Gold	0.25% NSR	49	68	166	189

Southern Cross	Gold	1.5% NSR	45	33	120	40

Voisey’s Bay	Nickel	2.7% NSR	37,452	27,332	94,155	39,207
	Copper	2.7% NSR	29,648	24,543	47,325	31,320
	Cobalt	2.7% NSR	1,665	1,170	3,981	1,694

	Revenue (thousands)
	Quarter Ended		Nine Months Ended
	September 30,		September 30,
Mine	2007	2006	2007	2006

Williams	$84	$104	$275	$288

Southern Cross	457	307	1,192	373

Voisey’s Bay	13,172	7,946	35,604	10,131

(1) Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.

Average metal prices realized (unaudited)
	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Gold, per ounce	$676	$622	$662	$615
Nickel, per pound (1)	15.59	11.07	17.62	10.18
Copper, per pound (1)	3.46	3.18	3.18	3.01
Cobalt, per pound (1)	25.30	15.40	26.35	14.94

(1) Before transportation, smelting and refining costs.

As expected, payable production from the Voisey’s Bay mine increased during the current quarter compared to the first and second quarters of 2007, partially a result of seasonal fluctuations in the shipment of concentrates and partially related to the strike at the mine in the late summer of 2006. While seasonal fluctuations in concentrate shipments are expected to continue going forward, the Company expects payable production from the mine to level off at, or near the levels achieved during the most recent quarter.

Mercator Gold Plc announced that it began gold production at its Meekatharra operations in Western Australia in late September 2007 at an initial rate of 120,000 ounces per year. The Company owns a 1.5% net smelter return royalty on the Meekatharra operation and expects to record its first royalty revenue there from in the fourth quarter of 2007. Several of the Company’s other royalties are expected to begin production in late 2008 or early 2009, including the Inata Project (Belahouro) in Burkina Faso, West Africa and the Gwalia Deeps underground project and the Tower Hill project in Western Australia operated by St Barbara Limited.

Complete financial results are available on SEDAR and on the Company’s website at www.internationalroyalty.com.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's expectations as to royalty revenue from the Meekatharra project and the production start dates for the Belahouro, Tower Hill, and Gwalia Deeps projects on which IRC has royalties, the production rate at Voisey’s By and the first royalty to be received from Mercator Gold Plc. Financial information contained in this press release is unaudited. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production. IRC’s forward-looking statements in this release regarding royalty revenue, ongoing production and royalties, and the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements.